SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 14)

ASCENT PEDIATRICS, INC.
(Name of Issuer)

Common Stock,
$.00004 PAR VALUE PER SHARE
(Title of Class of Securities)

04362X101
(CUSIP Number)

Brian P. Friedman
FS Private Investments LLC
520 Madison Avenue, 8th Floor
New York, New York 10022
(212) 284-1700
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 30, 2001
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 04362 X1 01	Page 2

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) FS Private Investments LLC 13-3940684

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [ ] (a) [X] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS* AF, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	-0- 17,025,177 -0- 17,025,177

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,025,177

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 68.6%

14	TYPE OF REPORTING PERSON* OO

SCHEDULE 13D

CUSIP No. 04362 X1 01	Page 3

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Furman Selz Investors II L.P. 13-3937561

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [ ] (a) [X] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS* WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	-0- 15,294,215 -0- 15,294,215

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,294,215

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 63.5%

14	TYPE OF REPORTING PERSON* PN

SCHEDULE 13D

CUSIP No. 04362 X1 01	Page 4

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) FS Employee Investors LLC 13-3937563

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [ ] (a) [X] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS* WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	-0- 979,841 -0- 979,841

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 979,841

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.6%

14	TYPE OF REPORTING PERSON* OO

SCHEDULE 13D

CUSIP No. 04362 X1 01	Page 5

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) FS Ascent Investments LLC 13-4150902

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [ ] (a) [X] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS* WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	-0- 3,862,585 -0- 3,862,585

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,862,585

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.3%

14	TYPE OF REPORTING PERSON* OO

SCHEDULE 13D

CUSIP No. 04362 X1 01	Page 6

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) FS Parallel Fund L.P. 13-3974766

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [ ] (a) [X] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS* WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	-0- 556,121 -0- 556,121

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 556,121

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.2%

14	TYPE OF REPORTING PERSON* PN

SCHEDULE 13D

CUSIP No. 043262 X1 01	Page 7

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Brian P. Friedman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [ ] (a) [X] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS* AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	-0- 17,025,177 -0- 17,025,177

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,025,177

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 68.6%

14	TYPE OF REPORTING PERSON* IN

SCHEDULE 13D

CUSIP No. 04362 X1 01	Page 8

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) James L. Luikart

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [ ] (a) [X] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS* AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	-0- 17,025,177 -0- 17,025,177

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,025,177

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 68.6%

14	TYPE OF REPORTING PERSON* IN

          Except as otherwise defined herein, capitalized terms are used as defined in the most recent amendment to this Schedule 13D, Amendment No. 13, filed July 9, 2001.

Item.      Source and Amount of Funds.

          Item 3 is hereby amended to add the following thereto:

          There were no additional funds provided for the transactions described in Item 4.

Item 3.      Purpose of Transaction.

          Item 4 is hereby amended by adding the following hereto:

          On July 30, 2001, the Company delivered to Ascent Investments one Fifth Amendment Warrant to purchase 1,000,000 Depositary Shares pursuant to the terms of the Fifth Amendment and the Ascent/Investments Loan Agreement.

          The Funds and Ascent Investments intend to use their collective shareholder position to maximize shareholder value, to help the Company grow and possibly to achieve a sale of the Company or implement other alternatives at some undetermined future time.

Item 4.      Interest in Securities of the Issuer.

          Item 5(a) is hereby deleted in its entirety and restated as follows:

          (a)

                       NUMBER OF SHARES     SHARED            SHARED              SOLE        SOLE          PERCENTAGE
                       TO BE BENEFICIALLY   VOTING           INVESTMENT          VOTING      INVESTMENT         OF
NAME                   OWNED                POWER              POWER              POWER        POWER          CLASS
----                   ------------------  ----------        ----------         --------     ----------     -----------

Private Investments    17,025,177          17,025,177        17,025,177            0           0               68.6%
Investors              15,294,215          15,294,215        15,294,215            0           0               63.5%
Employee Investors        979,841             979,841           979,841            0           0                5.6%
Ascent Investments      3,862,585           3,862,585         3,862,585            0           0               20.3%
Parallel Fund             556,121             556,121           556,121            0           0                3.2%
Brian P. Friedman      17,025,177          17,025,177        17,025,177            0           0               68.6%
James L. Luikart       17,025,177          17,025,177        17,025,177            0           0               68.6%

          As of May 11, 2001, the Company had 17,009,722 Depositary Shares outstanding, each representing one share of Common Stock. This figure does not include outstanding warrants, options and securities convertible into Depositary Shares or shares of Common Stock.

(b) (c) (d) (e)	See the responses to Items 2 and 5(a) hereof. See the response to Item 4 hereof. Not applicable. Not applicable.

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 8, 2001

FURMAN SELZ INVESTORS II L.P.

     By: FS PRIVATE INVESTMENTS LLC

By:/s/ Brian P. Friedman
     Name: Brian P. Friedman
     Title: Managing Member

FS EMPLOYEE INVESTORS LLC

     By: FS PRIVATE INVESTMENTS LLC

By:/s/ Brian P. Friedman
     Name: Brian P. Friedman
     Title: Managing Member

FS ASCENT INVESTMENTS LLC

     By: FS PRIVATE INVESTMENTS LLC

By:/s/ James L. Luikart
     Name: James L. Luikart
     Title: Managing Member

FS PARALLEL FUND, L.P.
     By: FS PRIVATE INVESTMENTS LLC

By:/s/ Brian P. Friedman
     Name: Brian P. Friedman
     Title: Managing Member

By: FS PRIVATE INVESTMENTS LLC

By:/s/ Brian P. Friedman
     Name: Brian P. Friedman
     Title: Managing Member

/s/ Brian P. Friedman
Name: Brian P. Friedman

/s/ James L. Luikart
Name: James L. Luikart